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                                   Exhibit 4

      GE Fanuc Automation Agrees to Acquire Total Control Products, Inc.,
                         Expands Open Systems Solutions

MELROSE PARK, Ill., Nov. 23 /PRNewswire/ -- Total Control Products, Inc. (Nasdaq: TCPS - news) today announced it has signed definitive agreements to sell 100% of its shares at $11 per share to GE Fanuc Automation, Inc. Total Control Products, founded in 1983, designs, develops and markets leading edge open control and display products for the industrial automation market. The acquisition adds a new dimension to GE Fanuc's open control initiative and strengthens its CIMPLICITY display product offering, enhancing the companies position in Open Controls and Operator Interface.

"At GE Fanuc, our mission is to improve our customers' productivity with the best industrial automation technology, reliability, and services worldwide. This acquisition significantly strengthens our ability to meet this commitment. Total Control Products' portfolio of Open Control and Operator Interface products will greatly expand the systems we offer for the factory floor. Our customers will now have a complete selection of products and services that range from traditional PLC and Input/Output systems to Windows based NT/CE Control Systems," said Joe Hogan, President and CEO of GE Fanuc Automation.

Nic Gihl, President and Chief Executive Officer of Total Control Products said, "As Total Control joins with GE Fanuc, we are extremely excited about our prospects for continued success. The future is even brighter for both our customers and our employees. The Open Systems supplied by Total Control together with GE Fanuc's expertise in Industrial Automation will revolutionize the factory floor."

The transaction will take the form of a tender offer by a subsidiary of GE Fanuc for all outstanding shares at $11 in cash net per share, followed by a cash merger for the remaining shares at the same price. The tender offer is subject to customary terms and conditions, including at least two-thirds of the outstanding shares on a fully diluted basis being tendered. The tender offer is expected to commence no later than November 30, 1998.

In connection with the transaction, holders of approximately half of the outstanding shares of Total Control Products have agreed to tender their shares pursuant to the offer. Additionally, Total Control Products has granted GE Fanuc Automation the option to purchase 19.9% of its common stock at $11 per share under certain circumstances.

Total Control Products' board has unanimously approved the transaction and has received a fairness opinion from Adams, Harkness and Hill, Inc.

GE Fanuc Automation, Inc. is a global supplier of industrial controls systems with headquarters in Charlottesville, Va., and is a joint venture between GE and FANUC, Ltd. Japan. GE Fanuc is part of GE Industrial Systems, a global manufacturer of products and systems used to distribute, protect, control and operate electrical equipment for commercial, utility and industrial applications.
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Total Control offers a broad range of products, which are used to define, monitor and maintain the operation, sequencing and safety of industrial equipment and machinery on the factory floor. These products range from input/output devices to graphic operator interfaces to open connect hardware and software for factory-wide control systems.

For further information contact Peter Nicholson, Chief Financial Officer at Total Control Products, Inc., 2001 N. Janice Ave., Melrose Park, Illinois, 60160, 708-345-5500 or Jennifer Rivkin, Manager Marketing Communications, GE Fanuc, 804-978-6080

Note: Statements and projections concerning the future financial condition, results of operations and business of Total Control Products, Inc. and subsidiaries are "forward-looking" statements which are inherently uncertain. Actual performance and results are subject to many risk factors, including changing market conditions, the timing of new product introductions by the Company, its competitors or third parties, the loss of any significant distributors, currency fluctuations, disruption in the supply of components for the Company's products, and other factors discussed in the Company's March 11, 1997 prospectus for its initial public offering.

CIMPLICITY is a registered trademark of GE Fanuc Automation, Inc.